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                                                hours per response:  14.90
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                        AMENDMENT NO. 13 on Schedule 13D


                                    WESTCORP
            --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $1.00 Par Value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   957907108
            --------------------------------------------------------
                                 (CUSIP Number)

                                 ERNEST S. RADY
                      Chairman and Chief Executive Officer
                                   23 Pasteur
                            Irvine, California 92618
            --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 15, 2000
            --------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on following page(s))

                               Page 1 of 27 Pages

CUSIP No. 957907108                   13D                  Page 2 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ERNEST S. RADY AND ERNEST S. RADY TRUST

                        Social Security No. ###-##-####
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       PF
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       OO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 3 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               EVELYN SHIRLEY RADY AND EVELYN SHIRLEY RADY TRUST

                        Social Security No. ###-##-####
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       PF
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       OO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 4 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            AVRETT ENTERPRISES, LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 5 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          SILPIT INDUSTRIES CO., LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 6 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             MEMRAD HOLDINGS, LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 7 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             AMERICAN ASSETS, INC.

                           I.R.S. ID NO. 95-249-3347
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 8 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                            CANPAC ENTERPRISES, LTD.

        I.R.S. ID NO. (No I.R.S. ID No. as it is a Canadian corporation)
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       CO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                  Page 9 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        WESTERN INSURANCE HOLDINGS, INC.

                            I.R.S. ID NO. 95-2890041
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       IC
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                 Page 10 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         INSURANCE COMPANY OF THE WEST

                           I.R.S. ID NO. 95-2769232
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                   CALIFORNIA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       IC
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                 Page 11 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           EXPLORER INSURANCE COMPANY

                            I.R.S. ID NO. 94-2784519
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       WC
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                    ARIZONA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       IC
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 957907108                   13D                 Page 12 of 27 Pages

==============================================================================
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   DHM Trust

                            I.R.S. ID NO. 33-6003176
------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
3)      SEC USE ONLY


------------------------------------------------------------------------------
4)      SOURCE OF FUNDS*

                                       PF
------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                                     CANADA
------------------------------------------------------------------------------
                  7)      SOLE VOTING POWER

                          SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
  NUMBER OF    ---------------------------------------------------------------
   SHARES         8)      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       ---------------------------------------------------------------
  REPORTING       9)      SOLE DISPOSITIVE POWER
   PERSON
    WITH                  SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
               ---------------------------------------------------------------
                 10)      SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        SEE ITEM 5 INTEREST IN SECURITIES OF THE ISSUER
------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES*                                          [ ]

------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 67.6% (based on 31,921,013 shares outstanding)
------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON*

                                       OO
==============================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.         Security and Issuer.

Common Stock, $1.00 par value

WESTCORP
23 Pasteur Road
Irvine, CA 92618

Item 2.         Identity and Background.

ERNEST S. RADY AND ERNEST S. RADY TRUST

(a)     Ernest S. Rady and Ernest S. Rady, Trustee
        Mr. Rady's address is:
        8144 Prestwick Drive
        La Jolla, CA 92037
(b)     The Trust's principal business address is:
        11455 El Camino Real
        San Diego, CA 92130-2045
        Attn: Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman, President and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in this Schedule 13D.
(d)     Current conviction during the last five years: None
(e)     Securities laws proceedings: None.
(f)     Citizenship:    CANADA

EVERLY SHIRLEY RADY AND EVELYN SHIRLEY RADY TRUST

(a)     Evelyn Shirley Rady and Ernest S. Rady, Trustee
        Mrs. Rady's address is:
        8144 Prestwick Drive
        La Jolla, CA 92037
(b)     The Trust's principal business address is:
        11455 El Camino Real
        San Diego, CA 92130-2045
        Attn: Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman, President and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in this Schedule 13D.
(d)     Current conviction during the last five years: None
(e)     Securities laws proceedings: None
(f)     Citizenship:    CANADA





                              Page 13 of 27 Pages

AVRETT ENTERPRISES, LTD.

(a)     Avrett Enterprises, Ltd.
(b)     The principal business address is:
        Avrett Enterprises, Ltd.
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Canadian corporation.

SILPIT INDUSTRIES CO., LTD.

(a)     Silpit Industries Co., Ltd.
(b)     The principal business address is:
        Silpit Industries Co., Ltd.
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.

MEMRAD HOLDINGS, LTD.

(a)     Memrad Holdings, Ltd.
(b)     The principal business address is:
        Memrad Holdings, Ltd.
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Canadian corporation.

AMERICAN ASSETS, INC.

(a)     American Assets, Inc.
(b)     The principal business address is:
        American Assets, Inc.
        11455 El Camino Real
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.




                              Page 14 of 27 Pages

CANPAC ENTERPRISES, LTD.

(a)     Canpac Enterprises, Ltd.
(b)     The principal business address is:
        Canpac Enterprises, Ltd.
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Canadian corporation.

WESTERN INSURANCE HOLDINGS, INC.

(a)     Western Insurance Holdings, Inc.
(b)     The principal business address is:
        Western Insurance Holdings, Inc.
        11455 El Camino Real
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.

INSURANCE COMPANY OF THE WEST

(a)     Insurance Company of the West
(b)     The principal business address is:
        Insurance Company of the West
        11455 El Camino Real
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     California corporation.

EXPLORER INSURANCE COMPANY

(a)     Explorer Insurance Company
(b)     The principal business address is:
        Explorer Insurance Company
        11455 El Camino Real
        San Diego, California 92130-2045
(c)     Current securities conviction during the last five years: None
(d)     Securities Laws proceedings: None
(e)     Arizona corporation.

DHM TRUST

(a)     DHM Trust, Ernest S. Rady, Trustee
        Mr. Rady's address is:
        8144 Prestwick Drive
        La Jolla, CA 92037
(b)     The Trust's principal business address is:
        11455 El Camino Real
        San Diego, CA 92130-2045
        Attn: Ernest S. Rady, Trustee
(c) Mr. Rady, the Trustee of the above referenced trust is the Chairman, President and Chief Executive Officer of the Issuer and is an executive officer and/or director of many of the reporting parties included in the Schedule 13D.
(d)     Current conviction during last five years:  None
(e)     Securities laws proceedings:  None
(f)     Citizenship:  Canada

        Identification of Members of the Group

Ernest Rady

(a)     Ernest Rady

The Ernest S. Rady Trust

(a)     Ernest S. Rady, Trustee





                              Page 15 of 27 Pages

The Evelyn Shirley Rady Trust

(a)     Ernest S. Rady, Trustee

Avrett Enterprises, Ltd.

(a)     Avrett Enterprises, Ltd.

        Names and Addresses of Officers
        and Directors as of February 18, 2000          Title
        -------------------------------------          -----

        Sylvia Silverberg                       President, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

        Evelyn Rady                             Vice President, Director
        8144 Prestwick Drive
        La Jolla, CA 92037

        Ernest S. Rady                          Vice President
        8144 Prestwick Drive
        La Jolla, CA 92037

        Nora Kaufman                            Secretary, Treasurer, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

Silpit Industries Co., Ltd.

        Names and Addresses of Officers
        and Directors as of February 18, 2000          Title
        -------------------------------------          -----

(a)     Silpit Industries Co., Ltd.
        David S. Kaufman                        President, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

        Nora Kaufman                            Secretary, Treasurer, Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7




                              Page 16 of 27 Pages

        Evelyn Rady                                  Director
        8144 Prestwick Drive
        La Jolla, CA 92037

        Sylvia Silverberg                            Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7

        Allan Kaufman                                Director
        70 Arthur Street
        Winnipeg, Manitoba
        Canada R3B 1G7


Memrad Holdings, Ltd.

        Names and Addresses of Officers
        and Directors as of February 18, 2000                   Title
        -------------------------------------                   -----
(a)     Memrad Holdings, Ltd.

        Ernest S. Rady                               President, Director
        8144 Prestwick Drive
        La Jolla, CA 92037

        Marjorie Blankstein                          Vice President, Director
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

        Morley Blankstein                            Vice President
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

        Mindel Olenick                               Secretary, Treasurer, Director
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3


        Thomas Z. Olenick                            Vice President
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3






                              Page 17 of 27 Pages

        Brian Hirsch                                 Secretary
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

American Assets, Inc.

(a)     American Assets, Inc., a California corporation

        Names and Addresses of Officers
        and Directors as of February 18, 2000                   Title
        -------------------------------------                   -----
        Ernest S. Rady                               Chairman of the Board, President
        8144 Prestwick Drive
        La Jolla, CA 92037

        Harry M. Rady                                Director, Chief Investment Officer
        11455 El Camino Real
        San Diego, CA 92130-2045

        Bernard M. Feldman                           Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        John J. Chamberlain                          Chief Executive Officer, Senior
        11455 El Camino Real                         Executive Vice President
        San Diego, CA 92130-2045

        Allen Garrett                                Executive Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        James R. Cronemeyer                          Vice President, Commercial
        11455 El Camino Real                         Property Management
        San Diego, CA 92130-2045

        James Roherty                                Vice President - Construction
        11455 El Camino Real
        San Diego, CA 92130-2045

        Robert F. Barton                             Executive Vice President,
        11455 El Camino Real                         Chief Financial Officer &
        San Diego, CA 92130-2045                     Secretary





                              Page 18 of 27 Pages

Canpac Enterprises, Ltd.

(a)     Canpac Enterprises, Ltd.


    Names and Addresses of Officers
    and Directors as of February 18, 2000               Title
    -------------------------------------               -----
        Ernest S. Rady                          President, Director
        8144 Prestwick Drive
        La Jolla, CA 92037

        Brian Hirsch                            Secretary, Treasurer, Director
        903-213 Notre Dame Avenue
        Winnipeg, Manitoba
        Canada R3B 1N3

Western Insurance Holdings, Inc.


    Names and Addresses of Officers
    and Directors as of February 18, 2000               Title
    -------------------------------------               -----
(a)     Western Insurance Holdings, Inc.

        Ernest S. Rady                          Chairman of the Board
        8144 Prestwick Drive
        La Jolla, CA 92037

        Bernard M. Feldman                      President, Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        H. Michael Freet                        Senior Vice President, Treasurer,
        11455 El Camino Real                    Director
        San Diego, CA 92130-2045

        James W. Austin III                     Secretary
        11455 El Camino Real
        San Diego, CA 92130-2045




                              Page 19 of 27 Pages

Insurance Company of the West

(a)     Insurance Company of the West


    Names and Addresses of Officers
    and Directors as of February 18, 2000               Title
    -------------------------------------               -----
        Ernest S. Rady                          Chairman of the Board
        8144 Prestwick Drive
        La Jolla, CA 92037

        Bernard M. Feldman                      President, Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Richard S. King                         Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Michael F. McAuliffe                    Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Bruce N. Moore                          Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        James B. Rathbun                        Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Charles E. Scribner                     Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        David S. Kaufman                        Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        H. Michael Freet                        Senior Vice President, Treasurer
        11455 El Camino Real
        San Diego, CA 92130-2045

        John L. Hannum                          Executive Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Francisco Antonio                       Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        James Douglas Browne                    Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Bill J. King                            Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Charles T. Mosteller                    Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Kenyon L. Oliver                        Resident Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Kevin M. Prior                          Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Carol A. Pringle                        Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Mark L. Richardson                      Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Donna L. Roderick                       Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045



                              Page 20 of 27 Pages

        James A. Currie                 Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Rory Read                       Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Walter F.A. Prayer              Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        James W. Austin III             Vice President, Secretary and
        11455 El Camino Real            General Counsel
        San Diego, CA 92130-2045

        Fariborz Rostamian              Vice President, Controller
        11455 El Camino Real
        San Diego, CA 92130-2045

        H. Edward Hire                  Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Gene P. Irizarry                Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Leslie M. Obayashi              Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Dennis E. Osgood                Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Bruce J. Schryver               Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Bill J. King                    Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        David M. Geier                  Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Dennis E. Osgood                Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        James Douglas Browne            Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Alex T. Stephens                Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045


                              Page 21 of 27 Pages

Explorer Insurance Company

(a)     Explorer Insurance Company

        Names and Addresses of Officers
        and Directors as of February 18, 2000                   Title
        -------------------------------------                   -----
        Ernest S. Rady                               Chairman of the Board
        8144 Prestwick Drive
        La Jolla, CA 92037

        Bernard M. Feldman                           President, Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        Frederick Bernard Tisovic                    Executive Vice President, Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        James W. Austin III                          Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        H. Michael Freet                             Senior Vice President, Treasurer, Director
        11455 El Camino Real
        San Diego, CA 92130-2045

        John L. Hannum                               Executive Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Gene P. Irizarry                             Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Bill J. King                                 Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        David H. Geier                               Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Dennis E. Osgood                             Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        James Douglas Browne                         Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Alex T. Stephens                             Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045






                              Page 22 of 27 Pages


        Fariborz Rostamian              Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Raimundo Ruiz                   Senior Vice President
        11455 El Camino Real
        San Diego, CA 92130-2045

        Mary E. Cannon                  Secretary
        11455 El Camino Real
        San Diego, CA 92130-2045

        DHM Trust
        (a) Ernest S. Rady              Trustee


DHM TRUST

(a)     DHM Trust

        Names and Addresses of Officers
        and Directors as of February 18, 2000                   Title
        -------------------------------------                   -----
        Ernest S. Rady                               Trustee
        8144 Prestwick Drive
        La Jolla, CA 92037


Item 3.        Source and Amount of Funds and Other Consideration.

        The consideration paid for the securities purchased was cash from working capital.

Item 4.         Purpose of Transaction.

        Investment.

Item 5.         Interest in Securities of the Issuer.

        This filing is for the cumulative share holdings of an affiliated group as of the close of business on June 15, 2000. The various entities named in this Schedule 13D directly or indirectly collectively owned, as of such date, 21,580,694 outstanding shares of Common Stock of the Issuer, representing 67.6% of the outstanding shares of Common Stock of the Issuer. Exhibit A attached hereto and incorporated by this reference herein depicts the relationship among the various affiliated companies in the "Rady" group. There is no formal agreement to vote or dispose of the shares of the issuer in a particular manner. The dispositive and voting power of each of the trusts and companies shown on Schedule A is made independent of the other, except to the extent that Mr. and Mrs. Rady may be shareholders, officers and/or directors of the various companies and in that respect are able to control disposition and voting of the shares of the Issuer owned by each such company.



                              Page 23 of 27 Pages

        The following securities transactions occurred in the sixty (60) day period preceding June 15, 2000:

       Date          No. Shares             Purchaser                 Price
-----------------    ----------       ---------------------         --------
June 15, 2000        3,386,478         American Assets, Inc.         $10.50
June 15, 2000          386,395         Ernest Rady Trust              10.50
June 15, 2000           39,456         Evelyn Rady Trust              10.50
June 15, 2000           39,654         DHM Trust                      10.50

The foregoing shares were all acquired upon exercise of subscription rights distributed to all shareholders of Westcorp on a pro rata basis pursuant to Issuer's registered rights offering as detailed in its prospectus dated May 24, 2000. Additional shares may be allocated to Mr. Rady from those shares acquired by the Westcorp Employee Stock Ownership and Salary Savings Plan (the "Plan") on June 15, 2000 as a result of the Plan's exercise of subscription rights held by the Plan. As of the date of this Amendment 13, the amount of shares, if any, allocated to Mr. Rady are not known.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        SEE DISCUSSION UNDER ITEM 5 ABOVE

        Additionally, pursuant to the provisions of the Ernest S. Rady Trust, the Evelyn S. Rady Trust and the DHM Trust, Ernest S. Rady, as trustee, has the power to sell, buy, retain, invest and reinvest the trusts' assets, which include the shares of the Issuer's Common Stock.

Item 7.         Material to be Filed as Exhibits.

        NONE




                              Page 24 of 27 Pages

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Ernest Rady


        Dated: July 19, 2000            /s/ ERNEST RADY
                                        --------------------------------------
                                        Ernest Rady


                                        Ernest S. Rady Trust


        Dated: July 19, 2000            /s/ ERNEST S. RADY
                                        --------------------------------------
                                        Ernest S. Rady, Trustee


                                        Evelyn Shirley Rady Trust


        Dated: July 19, 2000            /s/ ERNEST S. RADY
                                        --------------------------------------
                                        Ernest S. Rady, Trustee


                                        American Assets, Inc.


        Dated: July 19, 2000            By: /s/ ERNEST S. RADY
                                            ----------------------------------
                                            Ernest S. Rady, Chairman



                                        Avrett Enterprises, Ltd.


        Dated: July 19, 2000            By: /s/ ERNEST S. RADY
                                            -----------------------------------
                                            Ernest S. Rady, Vice President



                                        Canpac Enterprises, Ltd.


        Dated: July 19, 2000            By: /s/ ERNEST S. RADY
                                            ----------------------------------
                                            Ernest S. Rady, President



                                        Insurance Company of the West


        Dated: July 19, 2000            By: /s/ ERNEST S. RADY
                                            ----------------------------------
                                            Ernest S. Rady, Chairman



                              Page 25 of 27 Pages

                                        Memrad Holdings, Ltd.


        Dated: July 19, 2000            By: /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, President



                                        Silpit Industries Co., Ltd.


        Dated: July 19, 2000            By: /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Chairman



                                        Western Insurance Holdings, Inc.


        Dated: July 19, 2000            By: /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Chairman



                                        Explorer Insurance Inc.


        Dated: July 19, 2000            By: /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Chairman



                                        DHM Trust


        Dated: July 19, 2000            By: /s/ ERNEST S. RADY
                                            -----------------------------------
                                                Ernest S. Rady, Trustee






                              Page 26 of 27 Pages

                                   Exhibit A

               Organizational Chart of Rady Entities Beneficially
                 Holding Shares in Westcorp as of June 15, 2000


                           HOLDING COMPANY STRUCTURE

           -----------------                 -----------------
-----------Ernest Rady Trust-----------      Evelyn Rady Trust-------
/       ---                 ----      /                       ------/-----------
/       /  -----------------   /      /      -----------------      /          /
/       /        /             /      /            /                /          /
/       /        /  47%        /      /            /  50%           25.9%      /
/       /        /             /      /            /                /          /
/       / ---------------------/      /   ------------------------  /          /
/       / Memrad Holdings, Ltd./      /   Avrett Enterprises, Ltd.------       /
/       / ---------------------/      /   ------------------------  /  /       /
/       /        /             /      /            /                /  /       /
/       /        /        62.50%      6.91%        /                /  /       /
/       /        /             /      /            /  35.9%         /  /       /
/       /        56.61%        /      /            /                /  /       /
/       /        /             /      /  -------------------------- /  2.2%    /
/       10.58%   /             /      /  Silpit Industries Co. Ltd.--  /       /
/       /        /             /      /  --------------------------    /       /
/       /        /             /      /            /  25.4%            /       /
/       /        /             /      /     ------------------------   /       /
/       /        /             -------/-----Canpac Enterprises, Ltd.----       /
/       /        /                    /     ------------------------           /
/       /        /                    /               /                        /
/       /        /                    ----------------/------                  /
/       /        /      ---------------------         /     /                  /
6.91%   /        -------American Assets, Inc.-- 16.7%--     /                  /
/       ----------------                                    /                  /
/                       ---------------------               /                  /
/                53.34%         /        84.92%             /                  /
/             -----------------------------------------     /              0.69%
/             /                                       /     /                  /
/             /                               ---------------------            /
/             /                               Western Ins. Holdings            /
/             /                               ---------------------            /
/             /                                       /                        /
/             /                                       / 100%                   /
/             /                                       /                        /
/             /                              -------------------------         /
/             /    ----------- 5.89% ------- Insurance Co. of the West         /
/ ---------   /    /                         -------------------------         /
/ DHM Trust   /    /                                  /                        /
/  0.69%      /    /                                  / 100%                   /
/ ---------   /    /                                  /                        /
/     /       /    /                           ----------------------          /
/     /       /    / ---------- 0.8% --------- Explorer Insurance Co.          /
/     /       /    / /                         ----------------------          /
/     /       /    / /                                                         /
/     /---------------                                                         /
--------------Westcorp----------------------------------------------------------
              --------
               /
               /  100%
               /
          -----------------
          Western Financial
                Bank
          -----------------



                              Page 27 of 27 Pages